RECEIVED

07023850

BY MAIL

11 May 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street N.W.
Washington D.C. 20549

Dear Sirs United Overseas Land SUPPL

SUBJECT : RULE 12g3 – 2(b) No. : 82-2180
- ANNOUNCEMENT

We have pleasure in enclosing for your information, a copy of the Announcement in respect of the unaudited first quarter financial statement of the Group for 2007.

Please be informed that the Announcement is also available at the website of the Singapore Exchange Limited at **http://www.sgx.com.sg**.

Please acknowledge receipt on the duplicate of this letter. Thank you.

Yours faithfully
for UOL GROUP LIMITED

Yeong Sien Seu
Deputy Company Secretary

PROCESSED
MAY 31 2007
THOMSON
FINANCIAL

enc.

cc. Mr Dennis Chung, The Bank of New York (Fax No. : 012 1 212 571 3050)

K:\gracewong\letter\MEDIA\1st-quarter results.doc
UOL/3.2.3/(gw/nur)

华业集团有限公司
UOL Group Limited
Company Registration No. 196300438C
101 Thomson Road #33-00 United Square Singapore 307591
Tel: (65) 6255 0233 Fax: (65) 6252 9822

RECEIVED

UNAUDITED FIRST QUARTER FINANCIAL STATEMENT

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a)(i) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

	Notes	Group		
		First Quarter Ended 31 March		
		2007	2006	+ / (-)
		$'000	$'000	%
Revenue	A	145,738	132,286	10
Cost of sales		(78,017)	(75,011)	4
Gross profit		67,721	57,275	18
Other gains				
- Miscellaneous		1,211	875	38
- Finance income	B	1,917	1,469	30
- Exceptional items	C	38,231	-	n.m.
Expenses				
- Marketing and distribution		(4,679)	(4,305)	9
- Administrative		(8,535)	(8,615)	(1)
- Finance	D	(3,423)	(4,433)	(23)
- Other operating		(13,338)	(12,747)	5
Share of profit of associated companies		5,310	1,625	227
Profit before income tax	E	84,415	31,144	171
Income tax expense	F	(2,939)	(5,480)	(46)
Net profit		81,476	25,664	217
Attributable to:				
Equity holders of the Company		76,054	21,275	257
Minority interests		5,422	4,389	24
		81,476	25,664	217

1(a)(ii) Notes to the Income Statement

	Group		
	First Quarter Ended 31 March		
	2007	2006	+/(-)
	$'000	$'000	%
A Revenue			
Revenue from property development	46,901	37,939	24
Revenue from property investments	24,318	23,575	3
Gross revenue from hotel operations	72,237	68,163	6
Revenue from trading and retail operations and management services	2,282	2,609	(13)
	145,738	132,286	10
B Finance income			
Interest income	1,848	1,437	29
Foreign exchange gain (net)	69	32	116
	1,917	1,469	30
C Exceptional items			
Profit on disposal of investment property	37,050	-	n.m.
Profit on disposal of listed equity shares	1,190	-	n.m.
Loss on disposal of unlisted equity shares	(9)	-	n.m.
	38,231	-	n.m.
D Finance expense			
Interest expense	3,423	4,433	(23)
E Profit before income tax			
Profit before income tax is stated after charging:			
Depreciation and amortisation	8,473	8,947	(5)
F Income tax expense			
Tax expense attributable to profit is made up of:			
Current income tax			
- Singapore	3,738	3,260	15
- Foreign	1,346	581	132
Deferred income tax	2,771	1,639	69
	7,855	5,480	43
Effect of change in tax rate on deferred taxation	(4,916)	-	-
	2,939	5,480	(46)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Notes	The Group		The Company	
		31.03.07	31.12.06	31.03.07	31.12.06
		$'000	$'000	$'000	$'000
ASSETS					
Current assets					
Cash and bank balances		157,869	130,297	6,407	12
Trade and other receivables		100,531	31,645	7,058	6,292
Properties for sale under development		464,515	577,643	-	-
Inventories		4,554	4,962	-	-
Available-for-sale financial assets		630,582	566,922	630,582	566,922
Other current assets	A	39,632	7,294	1,807	1,756
Current income tax assets		239	156	-	-
Investment property held for sale		-	137,848	-	-
		1,397,922	1,456,767	645,854	574,982
Non-current assets					
Trade and other receivables		98,420	87,574	90,356	305,115
Available-for-sale financial assets		687,389	544,129	26,949	26,949
Associated companies		227,556	221,818	112,584	112,086
Subsidiaries		-	-	1,049,114	1,049,114
Investment properties	B	1,667,947	1,658,085	281,513	278,691
Property, plant and equipment		662,733	658,516	895	903
Intangibles		14,638	14,663	-	-
Deferred income tax assets		10,035	10,360	-	-
		3,368,718	3,195,145	1,561,411	1,772,858
Total assets		4,766,640	4,651,912	2,207,265	2,347,840
LIABILITIES					
Current liabilities					
Trade and other payables		98,503	101,719	8,082	10,326
Current income tax liabilities		106,545	101,803	79,066	79,114
Bank overdrafts		303	794	-	619
Bank loans		41,919	116,848	23,700	98,515
Liabilities directly associated with investment property held for sale		-	2,212	-	-
		247,270	323,376	110,848	188,574
Non-current liabilities					
Bank loans		558,116	664,700	-	-
Loans from subsidiaries		-	-	62,055	188,493
Loans from minority shareholders of subsidiaries		42,057	39,893	-	-
Rental deposits		15,738	13,562	1,892	1,411
Provision for retirement benefits		1,945	1,875	-	-
Deferred income tax liabilities		174,250	158,955	92,735	94,555
		792,106	878,985	156,682	284,459
Total liabilities		1,039,376	1,202,361	267,530	473,033
NET ASSETS		3,727,264	3,449,551	1,939,735	1,874,807
EQUITY					
Capital & reserves attributable to the Company's equity holders					
Share capital		1,072,232	1,071,987	1,072,232	1,071,987
Reserves		976,437	1,170,697	432,255	489,121
Retained earnings		1,380,597	913,320	435,248	313,699
		3,429,266	3,156,004	1,939,735	1,874,807
Minority interests		297,998	293,547	-	-
Total equity		3,727,264	3,449,551	1,939,735	1,874,807

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year (cont'd)

Notes to the Balance Sheet

A Other current assets

The increase relates mainly to deposits paid for the acquisition of the following:
- Green Meadows, a freehold property at Tagore Avenue, Singapore;
- East Coast Ville, a freehold property in Singapore; and
- 2 adjoining plots of freehold land at Jalan Conlay, Kuala Lumpur, Malaysia.

B Investment properties

Investment properties are stated at valuation made by independent valuers at 31.12.2006.

1(b)(ii) Aggregate amount of group's borrowings and debt securities

	As At 31.3.07		As At 31.12.06	
	Secured	Unsecured	Secured	Unsecured
	$'000	$'000	$'000	$'000
Amount repayable in one year or less, or on demand	18,219	24,003	9,365	108,277
Amount repayable after one year	553,061	47,112	608,053	96,540

Details of any collateral

The borrowings are secured by mortgages on the borrowing subsidiaries' investment properties, hotel properties, development properties for sale and/or assignment of all rights and benefits with respect to the properties and/or corporate guarantees from the Company or other group subsidiaries.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Consolidated Cash Flow Statement for the first quarter ended 31 March

	Notes	Group 1st Qtr 2007	Group 1st Qtr 2006
		$'000	$'000
Cash flows from operating activities			
Net profit		81,476	25,664
Adjustments for:			
Income tax expense		2,939	5,480
Non-cash items		4,136	4,978
Profit on properties for sale under development		(13,740)	(8,377)
Interest income		(1,848)	(1,437)
Interest expense		3,423	4,433
Profit on sale of available-for-sale financial assets		(1,190)	-
Profit on disposal of investment property		(37,050)	-
Operating cash flow before working capital changes		38,146	30,741
Change in operating assets and liabilities			
Receivables		(61,193)	9,912
Inventories		408	105
Rental deposits		(1,434)	601
Payables		(10,680)	(6,616)
		(72,899)	4,002
Progress billings		137,964	1,266
Expenditure on properties for sale under development	i	(31,831)	(81,397)
Retirement benefits paid		(24)	(24)
Income tax paid		(332)	(1,583)
Net cash from/ (used in) operating activities		71,024	(46,995)
Cash flows from investing activities			
Proceeds from return of capital from an investee company		3,055	-
Net proceeds from disposal of available-for-sale financial assets		2,727	-
Payment for interest in associated company		(500)	-
Loans to associated companies	ii	(10,966)	(1,068)
Payment to minority shareholders for purchase of shares in subsidiaries		-	(1,745)
Net proceeds from disposal of property, plant and equipment and investment property	iii	174,776	66
Purchase of property, plant and equipment and investment properties	iv	(21,088)	(21,208)
Retention monies		766	652
Interest received		2,165	1,616
Net cash from/ (used in) investing activities		150,935	(21,687)
Cash flows from financing activities			
Proceeds from issue of shares		245	396
Loans from minority shareholders of subsidiaries		2,150	2,556
Net borrowings	v	(181,441)	62,716
Interest paid		(14,850)	(6,221)
Net cash (used in)/ from financing activities		(193,896)	59,447
Net increase/ (decrease) in cash and cash equivalents		28,063	(9,235)
Cash and cash equivalents at 1 January		126,666	100,635
Cash and cash equivalents at 31 March	vi	154,729	91,400

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year (cont'd)

Notes to the Consolidated Cash Flow Statement

i. Expenditure on properties for sale under development

The expenditure for first quarter 2007 relates mainly to payments for the development of the Duchess Walk, Newton Suites, Pavilion II, Twin Regency, Regency Suites, Southbank and The Regency at Tiong Bahru.

ii. Loans to associated companies

The loans have been extended to associated companies to fund their respective residential development projects.

iii. Net proceeds from disposal of property, plant and equipment and investment property

This relates mainly to proceeds from the disposal of Central Plaza at 298 Tiong Bahru Road, Singapore.

iv. Purchase of property, plant and equipment and investment properties

The expenditure for first quarter 2007 relates mainly to costs incurred for the conversion of the UOL Building at Somerset Road to a new 16-storey office-cum-service apartment, extension of Novena Square Shopping Mall, progress payments for the One Residency service apartments in Kuala Lumpur, Malaysia and addition and alteration works to certain of the Group's hotels.

v. Net borrowings

A net repayment of bank loans amounting to $181.4 million was made during the quarter, mainly from the proceeds of the sale of Central Plaza and progress payments from the sale of Twin Regency.

vi. Cash and cash equivalents

For the purposes of the consolidated cash flow statement, the cash and cash equivalents comprise the following:

	The Group	
	31.03.07	31.03.06
	$'000	$'000
Fixed deposits with financial institutions	128,542	75,555
Cash at bank and on hand	29,327	19,370
Cash and bank balances per balance sheet	157,869	94,925
Fixed deposits pledged as security	(2,837)	(2,979)
Bank overdrafts	(303)	(546)
Cash and cash equivalents per consolidated cash flow statement	154,729	91,400

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group Statement of Changes in Equity for the first quarter ended 31 March 2007

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 January 2007					
As previously reported	1,071,987	1,170,697	913,320	293,547	3,449,551
Effect of changes in accounting policies:					
- FRS 40 Investment Property	-	(391,223)	391,223	-	-
- FRS 12 Income Taxes	-	(22,206)	-	(2,079)	(24,285)
As restated	1,071,987	757,268	1,304,543	291,468	3,425,266
Adjustment of deferred taxation arising from the change in tax rate from 20% to 18%	-	9,233	-	70	9,303
Fair value gains on available-for-sale financial assets	-	208,639	-	413	209,052
Revaluation surplus, net of tax on transfer of property, plant & equipment to investment property	-	423	-	122	545
Currency translation differences	-	874	-	503	1,377
Net gains recognised directly in equity	-	219,169	-	1,108	220,277
Net profit for the financial period	-	-	76,054	5,422	81,476
Total recognised gains for the financial period	-	219,169	76,054	6,530	301,753
Employee share option scheme					
- proceeds from shares issued	245	-	-	-	245
Balance at 31 March 2007	1,072,232	976,437	1,380,597	297,998	3,727,264

Group Statement of Changes in Equity for the first quarter ended 31 March 2006

	Share Capital	Reserves	Retained Earnings	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000
The Group					
Balance at 1 January 2006	1,068,264	662,567	633,368	232,237	2,596,436
Fair value gains on available-for-sale financial assets	-	63,881	-	334	64,215
Currency translation differences	-	(8,806)	-	(3,773)	(12,579)
Net gains recognised directly in equity	-	55,075	-	(3,439)	51,636
Net profit for the financial period	-	-	21,275	4,389	25,664
Total recognised gains for the financial period	-	55,075	21,275	950	77,300
Employee share option scheme					
- proceeds from shares issued	396	-	-	-	396
Additional issue of shares by subsidiary	-	-	-	(1,513)	(1,513)
Balance at 31 March 2006	1,068,660	717,642	654,643	231,674	2,672,619

1(d)(i) Company Statement of Changes in Equity for the first quarter ended 31 March 2007

	Share Capital	Reserves	Retained Earnings	Total Equity
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2007				
As previously reported	1,071,987	489,121	313,699	1,874,807
Effect of changes in accounting policies:				
- FRS 40 Investment Property	-	(121,878)	121,878	-
- FRS 12 Income Taxes	-	(5,168)	-	(5,168)
As restated	1,071,987	362,075	435,577	1,869,639
Adjustment of deferred taxation arising from the change in tax rate from 20% to 18%	-	8,990	-	8,990
Fair value gains on available-for-sale financial assets	-	61,190	-	61,190
Net loss for the financial period	-	-	(329)	(329)
Total recognised gains for the financial period	-	70,180	(329)	69,851
Employee share option scheme				
- proceeds from shares issued	245	-	-	245
Balance at 31 March 2007	1,072,232	432,255	435,248	1,939,735

Company Statement of Changes in Equity for the first quarter ended 31 March 2006

	Share Capital	Reserves	Retained Earnings	Total Equity
	$'000	$'000	$'000	$'000
The Company				
Balance at 1 January 2006	1,068,264	359,900	97,648	1,525,812
Fair value gains on available-for-sale financial assets	-	20,495	-	20,495
Net profit for the financial period	-	-	712	712
Total recognised gains for the financial period	-	20,495	712	21,207
Employee share option scheme				
- proceeds from shares issued	396	-	-	396
Balance at 31 March 2006	1,068,660	380,395	98,360	1,547,415

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

During the quarter ended 31 March 2007, the issued share capital of the Company was increased as follows:

	Number of Ordinary Shares
Issued capital as at 1 January 2007	794,904,154
Issue of ordinary shares arising from the exercise of	
2003 Options granted under the UOL 2000 Share Option Scheme	18,000
2004 Options granted under the UOL 2000 Share Option Scheme	24,000
2005 Options granted under the UOL 2000 Share Option Scheme	69,000
Issued capital as at 31 March 2007	795,015,154

The following number of ordinary shares may be issued upon the exercise of the subscription rights in full by holders of:

	31.03.07	31.03.06
Options granted under the UOL 2000 Share Option Scheme:		
- 2002 Options during the option period from 27 June 2003 to 26 June 2012 at the offer price of $1.81 per share	42,000	60,000
- 2003 Options during the option period from 27 June 2004 to 26 June 2013 at the offer price of $2.05 per share	190,000	340,000
- 2004 Options during the option period from 21 May 2005 to 20 May 2014 at the exercise price of $2.28 per share	424,000	923,000
- 2005 Options during the option period from 09 May 2006 to 08 May 2015 at the exercise price of $2.23 per share	340,000	1,288,000
- 2006 Options during the option period from 18 May 2007 to 17 May 2016 at the exercise price of $3.21 per share	1,300,000	-
	2,296,000	2,611,000

On 16 March 2007, 1,320,000 options were granted pursuant to the UOL 2000 Share Option Scheme to executives of the Company and its subsidiaries to subscribe for ordinary shares in the Company at the offer price of $4.91. The option period begins on 16 March 2008 and expires on 15 March 2017. 1,276,000 of the options granted were accepted by the executives at the close of offer on 13 April 2007.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have neither been audited nor reviewed by the Company's auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those of the audited financial statements for the year ended 31 December 2006, except as disclosed in paragraph 5 below.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of the change

a. FRS 40 Investment Property
The Group has adopted FRS 40 on 1 January 2007, which is the effective date of the Standard. In 2006, the Group had accounted for its investment properties under FRS 25 *Accounting for Investments*. Under FRS 40, changes in fair values of investment properties are required to be included in the income statement for the period in which the changes arise.

The Group has accounted for the effects of adoption of FRS 40 prospectively from 1 January 2007 in accordance with the transitional provisions of FRS 40.

b. FRS 12 Income Taxes
Prior to 2007, deferred tax liability on the surplus arising from the revaluation of the Group's investment properties were not recognised except in cases where the gain on disposal of such investment properties will be subject to tax. Upon adoption of FRS 40, the Group has re-evaluated the requirement to account for the deferred tax liability on the surplus arising from the revaluation of these investment properties and will account for the deferred tax liability.

Following the adoption of FRS 40, the Group has accounted for the deferred tax liability on the surplus arising from the revaluation of all its investment properties.

The effects arising from the adoption of the above FRS are summarised in the statement of changes in equity in paragraph 1(d)(i).

6 Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	Group	
	1st Quarter 1st Qtr	1st Quarter 1st Qtr
Earnings per ordinary share for the period		
(i) Based on weighted average number of ordinary shares in issue	cents 9.57	cents 2.68
(ii) On a fully diluted basis	cents 9.56	cents 2.68

Earnings per share is calculated by reference to the weighted average number of ordinary shares in issue during the period.

For the purposes of calculating diluted earnings per share, the weighted average number of shares in issue is adjusted to take into account the dilutive effect arising from the outstanding options granted to employees, where such shares would have been issued at a price lower than market value.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31.03.07	31.12.06	31.03.07	31.12.06
Net asset value per ordinary share	$4.31	$3.97	$2.44	$2.36
Net tangible asset backing per ordinary share	$4.30	$3.95	$2.44	$2.36

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs and earnings of the group for the current financial period reported on, including (where applicable) seasonable or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group revenue in the first quarter of 2007 increased by $13.4 million or 10% to $145.7 million as compared to $132.3 million in the corresponding period of 2006. The increase in revenue came largely from property developments with the progressive recognition of revenues from the sale of units in Pavilion II, Newton Suites, Twin Regency and Regency Suites. Notwithstanding the exclusion of the revenue from the Parkroyal on Coleman Street which was sold in December 2006, revenue from hotel operations was higher due to improved performance of the Group's hotels in Australia, Vietnam and Malaysia and the inclusion of revenue from Negara on Claymore which was acquired in June 2006. Revenue from property investments was also higher notwithstanding the sale of Central Plaza in January 2007.

Included in exceptional items is the gain of approximately $37.1 million from the sale of Central Plaza. Finance expense was lower as the proceeds of recent divestments were applied towards reducing bank borrowings.

The share of results of associated companies was higher, reflecting the better performance of the associated companies. It also included the share of results of Marina Centre Holdings Pte Ltd which became an associated company in May 2006.

The Group's pre-tax profit in the first quarter of 2007 was $84.4 million, an increase of 171% over the pre-tax profit of $31.1 million in the corresponding period of 2006. Excluding the exceptional items, the Group's pre-tax profit in the first quarter of 2007 was $46.2 million or an increase of 48% over the pre-tax profit for first quarter of 2006. The improvement was due to higher profits from property development and improved performance of the Group's hotels.

Income tax expense was lower as a result of the $4.9 million write-back of deferred income tax following the reduction in Singapore corporate tax rate from 20% to 18%.

Group net attributable profit in the first quarter of 2007 increased by $54.8 million or 257% to $76.1 million from $21.3 million in the previous corresponding period.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

Nil.

10 A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

Underpinned by the strong growth of the Singapore economy, the outlook for the property market in Singapore remains good. The private residential market should continue to be active, fuelled by both local and foreign demand. Occupancy and rental rates for office space could improve further, in the face of limited new supply. The tourism sector in Singapore and the region remains buoyant and this should benefit the Group's hotels.

11 Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Name of dividend	:	N.A.
Dividend Type	:	N.A.
Dividend Rate	:	NIL
Par value of shares	:	N.A.
Tax Rate	:	N.A.

(c) Date payable : N.A.

(d) Books closure date : N.A.

12 If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the first quarter ended 31 March 2007.

CONFIRMATION BY DIRECTORS

The Board of Directors of the Company hereby confirm that, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the unaudited consolidated financial results for the first quarter ended 31 March 2007 to be false or misleading.

BY ORDER OF THE BOARD

Foo Thiam Fong Wellington
Company Secretary
11 May 2007

END